Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2018	Year Ended December 31
		2017	2016	2015	2014

Net Income (Loss) Attributable to Chevron Corporation	$3,638	$9,195	$(497)	$4,587	$19,241
Income Tax Expense (Benefit)	1,414	(48)	(1,729)	132	11,892
Distributions Less Than Equity in Earnings of Affiliates	(998)	(2,214)	(1,227)	(760)	(2,202)
Noncontrolling Interests	21	74	66	123	69
Previously Capitalized Interest Charged to Earnings During Period	61	197	89	120	100
Interest and Debt Expense	159	307	201	—	—
Interest Portion of Rentals [1]	61	240	313	345	356
Earnings Before Provision for Taxes and Fixed Charges	$4,356	$7,751	$(2,784)	$4,547	$29,456

Interest and Debt Expense	159	307	201	—	—
Interest Portion of Rentals [1]	61	240	313	345	356
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	68	595	552	495	358

Total Fixed Charges	$288	$1,142	$1,066	$840	$714

Ratio of Earnings to Fixed Charges [2]	15.13	6.79	—	5.41	41.25
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[1] Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.
[2] The ratio coverage for the year ended December 31, 2016 was less than 1. Additional earnings of $3.9 billion would have been required to achieve a coverage of 1.

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